FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 21 January 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 21 January 2014
                                         Final Results 2013

Exhibit 99

2013 FULL YEAR AND FOURTH QUARTER RESULTS

GOOD PROGRESS IN TOUGH MARKETS

Full year highlights

• Turnover down (3.0)% to €49.8 billion with foreign exchange (5.9)% and net acquisitions & disposals (1.1)%

• Underlying sales growth 4.3% with volume 2.5% and price 1.8%

• Emerging markets underlying sales growth 8.7% with volume 4.8%

• Core operating margin up 40bps at 14.1% driven by gross margin up 110bps

• Advertising and promotions up 50bps an increase of around €460 million at constant currency

• Free cash flow of €3.9billion; core earnings per share up 3% to €1.58

Fourth quarter highlights

• Underlying sales growth 4.1% withvolume 2.7% and price 1.4%

• Emerging markets underlying sales growth 8.4% with volume 5.3%

Paul Polman: Chief Executive Officer statement

"2013 provides further evidence of the progress we are making in transforming Unilever into a sustainable growth company. We have delivered another year of consistent underlying sales growth and margin expansion coupled with strong cash flow. This has been achieved despite significant economic headwinds and highly competitive markets and reflects the benefits of strong margin accretive innovations and active cost management.

Looking forward, we anticipate ongoing volatility in the external environment and are positioning Unilever accordingly. Although the investments we have made over the last five years ensure that we are well placed, we are determined to make Unilever even more agile and to fund further growth opportunities by driving out complexity and cost.

Once again, we remain focused on delivering profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

Key Financials (unaudited) Current Rates	Full Year 2013
Underlying Sales Growth (*)	4.3%
Turnover	€49.8bn	-3.0%
Operating Profit	€7.5bn	+8%
Net Profit	€5.3bn	+9%
Core earnings per share (*)	€1.58	+3%
Diluted earnings per share	€1.66	+11%
Quarterly dividend payable in March 2014 €0.269 per share

(*) Underlying sales growth and core earnings per share are non-GAAP measures (see pages 5 and 6).                                                                                                                                                                                                  21 January 2014

OPERATIONAL REVIEW CATEGORIES

	Fourth Quarter 2013				Full Year 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	11.8	4.1	2.7	1.4	49.8	4.3	2.5	1.8	40
Personal Care	4.5	7.3	6.1	1.2	18.1	7.3	5.5	1.7	80
Foods	3.5	1.0	0.6	0.4	13.4	0.3	(0.6)	0.9	20
Refreshment	1.7	(1.2)	(4.3)	3.3	9.4	1.1	(1.8)	2.9	(20)
Home Care	2.1	6.5	4.7	1.8	8.9	8.0	5.7	2.1	60

Our markets: Growth continued to slow in emerging markets as a result of the impact of economic uncertainty and currency depreciation on consumer demand. Developed markets remained weak with little sign of any overall improvement despite the more positive macro-economic indicators in recent months.

Unilever overall performance: We delivered another quarter of growth ahead of our markets. Our business in emerging markets grew 8.4% driven by underlying volume growth of 5.3%. In developed markets we declined (1.7)% and within this both Personal Care and Home Care reported growth.

For the full year gross margin increased 110bps to 41.2% at constant exchange rates. This reflected the impact of margin accretive innovation, disposal of low gross margin businesses and disciplined savings programmes.  Advertising and promotions expenditure was up 50 bps, an increase of around €460m, as we invested to build our brands for the long term. Overheads increased by 20bps primarily due to favourable one-off items in the prior year. Core operating margin was up 40bps at 14.1%.

Personal Care
Hair care growth in the quarter was underpinned by strong performances from our global brands Dove, TRESemmé, Sunsilk and Clear. TRESemmé benefited from launches into countries such as India and Indonesia as well as the success of the Keratin Smooth product range. Dove Repair Expertise is now in more than 50 markets, Toni&Guy was launched into the United States and Lux hair was relaunched in Japan and China with good initial results.

Skin cleansing growth highlights included Dove Nutrium Moisture shower gels, including the Purely Pampering range, Lifebuoy Clini-Care10 coupled with handwashing market development activities and the launch of Lux Fine Fragrance body wash. In skin care Vaseline Spray and Go continued to grow strongly and Dove was driven by the Dove Men+Care face range and the new Dove facial cleansing range with DEFI technology launched in Japan. Pond's BB+ cream made good progress whilst the Pond's Men range in Indonesia and Thailand is leading the development of the male segment of the market.

Deodorants grew ahead of our markets supported by the success of the Rexona Do:More campaign and the MotionSense technology now available in both male and female versions. Axe Apollo established itself as a very successful variant and compressed deodorants have driven growth ahead of the market whilst delivering significant environmental benefits. Oral care saw the continuation of the successful Brush Day and Night campaign, which is now in 15 countries, and successful innovations such as Pepsodent Germicheck+ and Zhong Hua Porcelain White.

Full year core operating margin was up 80bps entirely driven by higher gross margin.

Foods
Although spreads sales were down in the quarter, we have seen an improvement in performance throughout the year. We saw a positive response to the Rama with Butter in Germany, Bertolli melange in Belgium, the relaunch of Flora in the UK and the Simply Delicious clean label variants of Country Crock and I can't believe it's not Butter in the United States. Nevertheless, spreads sales overall were down due to declining margarine markets. Dressings grew on the back of market development activities.

Savoury growth was driven by cooking products with Knorr jelly bouillon steadily building penetration and baking bags doing particularly well in Latin America with a range of new flavour variants being extended to Mexico in the quarter. A new vitamin-A enhanced bouillon was launched in Vietnam and the successful What's for Dinner? market development campaign was rolled out to Belgium and the Netherlands and has now been deployed in seven markets. The performance of soups and sauces in developed markets was weak.

Full year core operating margin was up 20bps supported by increased gross margin partially offset by higher advertising and promotions.

Refreshment
Refreshment underlying sales declined in the quarter mainly due to ice cream in North America where we continued to see the impact of the withdrawal of some low margin products and high levels of low-priced competition. Elsewhere we saw a good start to the summer ice cream season in southern hemisphere markets such as Brazil, helped by the relaunch of our Kibon take home ice cream range and introduction of Fruttare Mousse.

Tea continued to grow driven by our recent innovations such as the improved tasting Lipton Yellow Label tea-bags with our patented tea essence technology. Lipton K-Cups were successfully launched in the United States and the Brooke Bond brand continued to drive growth in India. Ades soy drinks performance remained a significant drag on sales after the product recall earlier in the year but the Soy Force relaunch started to re-build consumer demand.

Full year core operating margin was down 20bps. Although gross margin increased, it was impacted by the Ades recall and was insufficient to offset higher advertising and promotions and overheads.

Home Care
Laundry growth in the quarter was volume-driven, both in fabric cleaners and fabric conditioners. New concentrated Small & Mighty liquid detergents with an improved formulation and innovative pack are now available in 5 markets and Omo with a touch of Comfort Super-Sensorial range has been successfully launched in Vietnam. Fabric conditioners growth has been supported by the continued success of the Aromatherapy range in South East Asia.

Household care grew double digits in the quarter helped by white space launches such as Cif and Domestos in Brazil and the continued strong momentum of the dishwash brands. Innovations such as Cif ultrafast sprays, Domestos Longer Lasting Germ Kill and Sunlight Power of 100 Lemons all contributed to the growth.

Full year core operating margin was up 60bps with higher gross margin partially offset by higher advertising and promotions.

OPERATIONAL REVIEW GEOGRAPHICAL AREA

	Fourth Quarter 2013				Full Year 2013
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	11.8	4.1	2.7	1.4	49.8	4.3	2.5	1.8	40
Asia/AMET/RUB	4.7	6.6	4.4	2.1	20.1	7.8	5.0	2.6	20
The Americas	3.9	5.2	2.0	3.2	16.2	4.6	1.0	3.5	10
Europe	3.2	(1.3)	0.9	(2.2)	13.5	(1.1)	0.4	(1.5)	70

Asia/AMET/RUB
Growth improved in quarter four versus quarter three despite slowing market growth in many countries. We saw a step up in growth in Russia, Turkey, China and Indonesia. Australia rounded off the year with a fourth successive quarter of growth. Growth in other countries such as Vietnam, Thailand and South Africa remained below historical run rates as a result of the weaker markets.

Full year core operating margin was up 20bps driven by a significant improvement in gross margin partially offset by increased advertising and promotions. Overheads were higher due to the one-off benefit from property sales in 2012.

The Americas
Latin America finished the year strongly with double digit underlying sales growth in quarter four underpinned by volume growth. The implementation of the new information system in Brazil was successfully completed. North America declined in weak markets mainly due to lower volumes in spreads and ice cream but Personal Care continued to grow ahead of the market building on a high comparator in the same period in 2012.

Full year core operating margin was up 10bps with increased gross margin partially offset by higher advertising and promotions and overheads.

Europe
Our markets in Europe remain flat with the early signs of stabilisation in southern Europe offset by slowing growth in northern Europe. Sales performance, whilst negative, was competitive. Declines in spreads weighed on performance in Germany and the Netherlands but the United Kingdom delivered the twenty fifth successive quarter of growth.

Full year core operating margin was up 70bps driven by higher gross margin and lower overheads which primarily reflect the results of restructuring activities.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax

The cost of financing net borrowings in 2013 was €397 million versus €390 million in 2012. The average level of net debt increased following the acquisition of additional shares in Hindustan Unilever Limited whilst interest rate movements were favourable. The average interest rate on borrowings was 3.3% and the average return on cash deposits was 2.9%. Pensions financing, restated for the impact of the revision to the accounting standard IAS 19, was a debit of €133 million versus a debit of €145 million in the prior year.

The effective tax rate was 26.4%, the same as 2012. Our longer term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates was broadly stable at €113 million despite higher investment behind the Lipton ready-to-drink tea brand. Income from non-current investments was higher by €28 million, mainly due to the low prior year comparator which contained an impairment of warrants associated with the disposal of the US laundry business.

Earnings per share

Core earnings per share increased by 3% to €1.58 for the full year, driven by the growth in core operating margin, partially offset by negative foreign exchange movements. In constant currency core earnings per share increased by 10.6%. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Fully diluted earnings per share for the full year was up 11% at €1.66. This included the profits on disposal of the Skippy and Wish-Bone brands partly offset by a provision for competition investigations.

Pensions

The net pension deficit was €2.0 billion at the end of December 2013 versus €3.3 billion as at 31 December 2012, all numbers restated for the revisions to IAS 19. The reduction in the net pension deficit reflects the impact of investment returns, in excess of the interest cost on liabilities, and cash contributions.

Disposals

Business disposals contributed €733 million to non-core profits versus €117 million for the full year 2012. This primarily relates to the disposal of the Skippy and Wish-Bone brands.

Acquisitions and disposal related costs amounted to €112 million, against €190 million in the full year 2012.

Free cash flow

Free cash flow was €3.9 billion, slightly lower than 2012. The reduction is due to a lower inflow from working capital which is measured against a strong performance in 2012 and currency headwinds. Net capital expenditure was slightly lower than 2012 at 4.1% of turnover.

Net debt

Closing net debt was €8.5 billion versus €7.4 billion as at 31 December 2012. The main factor driving the increase was the impact of a €2.5 billion cash outflow to increase the Group's interest in Hindustan Unilever Limited from 52.48% to 67.28%.

Finance and liquidity

During the year the following bonds matured and were repaid: (i) US $450 million 3.125% and (ii) €750 million 4.875%. On 5 August 2013 we issued a 7 year €750 million bond at 1.75% and on 6 September we issued US $750 million 2.20% fixed rate notes due March 2019.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. In the second half of 2013 Unilever has recognised provisions of €120 million related to these cases, disclosed within non-core items.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' 'underlying' and 'core' measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
Underlying Sales Growth or "USG" refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. Acquisitions and disposals are excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
"Underlying Volume Growth" or "UVG" is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

€ million	Full Year
(unaudited)	2013	2012

Net profit	5,263	4,836
Taxation	1,851	1,697
Share of net profit of joint ventures/associates and other income
from non-current investments	(127)	(91)
Net finance costs	530	535
Operating profit	7,517	6,977

Depreciation, amortisation and impairment	1,151	1,199
Changes in working capital	200	822
Pensions and similar obligations less payments	(383)	(369)
Provisions less payments	126	(43)
Elimination of (profits)/losses on disposals	(725)	(236)
Non-cash charge for share-based compensation	228	153
Other adjustments	(15)	13
Cash flow from operating activities	8,099	8,516
Income tax paid	(1,805)	(1,680)
Net capital expenditure	(2,027)	(2,143)
Net interest and preference dividends paid	(411)	(360)
Free cash flow	3,856	4,333
Net cash flow (used in)/from investing activities	(1,161)	(755)
Net cash flow (used in)/from financing activities	(5,390)	(6,622)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	Full Year
(unaudited)	2013	2012 (Restated)
Operating profit	7,517	6,977
Non-core items (see note 2)	(501)	73

Core operating profit	7,016	7,050
Turnover	49,797	51,324
Operating margin (%)	15.1	13.6
Core operating margin (%)	14.1	13.7

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 12 for reconciliation of core earnings to net profit attributable to shareholders' equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and current financial assets, excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 31 December 2013	As at 31 December 2012
(unaudited)
Total financial liabilities	(11,501)	(10,221)
Current financial liabilities	(4,010)	(2,656)
Non-current financial liabilities	(7,491)	(7,565)
Cash and cash equivalents as per balance sheet	2,285	2,465
Cash and cash equivalents as per cash flow statement	2,044	2,217
Add bank overdrafts deducted therein	241	248
Other financial assets	760	401
Net debt	(8,456)	(7,355)

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2012 and Annual Report and Accounts 2012. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 20 7822 6719	trevor.gorin@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
NL +31 10 217 4844	flip.dotsch@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT

(unaudited)

€ million	Full Year
	2013	2012 (Restated) (a)	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	49,797	51,324	(3.0)%	3.2%

Operating profit	7,517	6,977	8%	15%

After (charging)/crediting non-core items	501	(73)

Net finance costs	(530)	(535)
Finance income	103	136
Finance costs	(500)	(526)
Pensions and similar obligations	(133)	(145)

Share of net profit/(loss) of joint ventures and associates	113	105
Other income/(loss) from non-current investments	14	(14)

Profit before taxation	7,114	6,533	9%	16%

Taxation	(1,851)	(1,697)

Net profit	5,263	4,836	9%	16%
Attributable to:
Non-controlling interests	421	468
Shareholders' equity	4,842	4,368	11%	19%

Combined earnings per share
Basic earnings per share (euros)	1.71	1.54	10%	19%
Diluted earnings per share (euros)	1.66	1.50	11%	19%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	Full Year
	2013	2012 (Restated) (a)
Net profit	5,263	4,836

Other comprehensive income

Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension schemes net of tax	697	(497)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(999) 106	(316) (125)

Total comprehensive income	5,067	3,898
Attributable to:
Non-controlling interests	339	444
Shareholders' equity	4,728	3,454

(a) Refer to note 1.

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2012 (as reported)	484	137	(6,004)	19,676	14,293	628	14,921
Restatement (note 1)	-	-	-	198	198	-	198
1 January 2012 (restated)	484	137	(6,004)	19,874	14,491	628	15,119
Profit or loss for the year	-	-	-	4,368	4,368	468	4,836
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	(125)	-	(125)	-	(125)
Actuarial gains/(losses) on pension schemes	-	-	-	(497)	(497)	-	(497)
Currency retranslation gains/(losses)	-	-	(249)	(43)	(292)	(24)	(316)
Total comprehensive income	-	-	(374)	3,828	3,454	444	3,898
Dividends on ordinary capital	-	-	-	(2,696)	(2,696)	-	(2,696)
Movements in treasury stock (a)	-	-	182	(130)	52	-	52
Share-based payment credit (b)	-	-	-	153	153	-	153
Dividends paid to non-controlling interests	-	-	-	-	-	(464)	(464)
Currency retranslation gains/(losses) net of tax	-	3	(1)	-	2	(4)	(2)
Other movements in equity	-	-	1	(65)	(64)	(47)	(111)
31 December 2012	484	140	(6,196)	20,964	15,392	557	15,949
Profit or loss for the year	-	-	-	4,842	4,842	421	5,263
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	106	-	106	-	106
Actuarial gains/(losses) on pension schemes	-	-	-	697	697	-	697
Currency retranslation gains/(losses)	-	-	(788)	(129)	(917)	(82)	(999)
Total comprehensive income	-	-	(682)	5,410	4,728	339	5,067
Dividends on ordinary capital	-	-	-	(2,981)	(2,981)	-	(2,981)
Movements in treasury stock (a)	-	-	112	(83)	29	-	29
Share-based payment credit (b)	-	-	-	242	242	-	242
Dividends paid to non-controlling interests	-	-	-	-	-	(307)	(307)
Currency retranslation gains/(losses) net of tax	-	(5)	-	-	(5)	(5)	(10)
Other movements in equity (c)	-	3	20	(3,084)	(3,061)	(113)	(3,174)
31 December 2013	484	138	(6,746)	20,468	14,344	471	14,815

(a)   Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)  Includes the impact of acquisition of non-controlling interest.

BALANCE SHEET

(unaudited)

€ million	As at 31 December 2013	As at 31 December 2012 (Restated)

Non-current assets
Goodwill	13,917	14,619
Intangible assets	6,987	7,099
Property, plant and equipment	9,344	9,445
Pension asset for funded schemes in surplus	991	758
Deferred tax assets	1,084	1,050
Financial assets	505	535
Other non-current assets	563	536
	33,391	34,042
Current assets
Inventories	3,937	4,436
Trade and other current receivables	4,831	4,436
Current tax assets	217	217
Cash and cash equivalents	2,285	2,465
Other financial assets	760	401
Non-current assets held for sale	92	192
	12,122	12,147

Total assets	45,513	46,189
Current liabilities
Financial liabilities	4,010	2,656
Trade payables and other current liabilities	11,735	11,668
Current tax liabilities	1,254	1,129
Provisions	379	361
Liabilities associated with assets held for sale	4	1
	17,382	15,815
Non-current liabilities
Financial liabilities	7,491	7,565
Non-current tax liabilities	145	100
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,405	2,060
Unfunded schemes	1,563	2,040
Provisions	892	846
Deferred tax liabilities	1,524	1,414
Other non-current liabilities	296	400
	13,316	14,425

Total liabilities	30,698	30,240
Equity
Shareholders' equity	14,344	15,392
Non-controlling interests	471	557
Total equity	14,815	15,949

Total liabilities and equity	45,513	46,189

CASH FLOW STATEMENT

(unaudited)

€ million	Full Year
	2013	2012 (Restated)
Net profit	5,263	4,836
Taxation	1,851	1,697
Share of net profit of joint ventures/associates and other income
from non-current investments	(127)	(91)
Net finance costs	530	535
Operating profit	7,517	6,977
Depreciation, amortisation and impairment	1,151	1,199
Changes in working capital	200	822
Pensions and similar obligations less payments	(383)	(369)
Provisions less payments	126	(43)
Elimination of (profits)/losses on disposals	(725)	(236)
Non-cash charge for share-based compensation	228	153
Other adjustments	(15)	13
Cash flow from operating activities	8,099	8,516
Income tax paid	(1,805)	(1,680)

Net cash flow from operating activities	6,294	6,836
Interest received	100	146
Net capital expenditure	(2,027)	(2,143)
Other acquisitions and disposals	911	113
Other investing activities	(145)	1,129

Net cash flow (used in)/from investing activities	(1,161)	(755)
Dividends paid on ordinary share capital	(2,993)	(2,699)
Interest and preference dividends paid	(511)	(506)
Acquisition of non-controlling interest (a)	(2,901)	-
Change in financial liabilities	1,264	(3,009)
Other movements on treasury stock	24	48
Other financing activities	(273)	(456)

Net cash flow (used in)/from financing activities	(5,390)	(6,622)

Net increase/(decrease) in cash and cash equivalents	(257)	(541)
Cash and cash equivalents at the beginning of the period	2,217	2,978

Effect of foreign exchange rate changes	84	(220)

Cash and cash equivalents at the end of the period	2,044	2,217

(a) Acquisition of non-controlling interests includes various transactions to acquire non-controlling interests, primarily an outflow of €2,515 million to increase the Group's ownership of Hindustan Unilever Limited from 52% to 67%

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2012. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

With effect from 1 January 2013 we have implemented IAS 19 (Revised) 'Employee Benefits', amendments to IAS 1 'Presentation of Items of Other Comprehensive Income', IFRS 10 'Consolidated Financial Statements', IFRS 11 'Joint Arrangements', IFRS 12 'Disclosure of Interests in Other Entities' and IFRS 13 'Fair Value Measurement'.

IAS 19 (Revised) 'Employee Benefits' changes disclosure requirements and restricts the accounting options available for defined benefit pension plans. The return on pension plan assets and finance charge have been replaced by a net interest expense, broadly calculated by applying the liability discount rate to the net defined benefit asset or liability. Administration costs by pension funds will now be recognised as an expense when the administration services are performed. The changes resulted in an increase in operating expenses of €14 million for the year ended 31 December 2013 (€12 million for the year ended 31 December 2012), an increase in finance cost of €193 million (2012: €138 million) and a reduction in net defined benefit liability of €198 million in the restated comparative opening balance sheet as at 1 January 2012, with a corresponding increase in actuarial gains or losses on pension schemes before tax.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 8, the statement of comprehensive income on page 8, the statement of changes in equity on page 9 and the cash flow statement on page 11 are translated at exchange rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2012 have been delivered to the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting, we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	Full Year
	2013	2012
Acquisition and disposal related costs	(112)	(190)
Gain/(loss) on disposal of group companies	733	117
Impairments and other one-off items (a)	(120)	-

Non-core items before tax	501	(73)
Tax impact of non-core items	(266)	(14)
Non-core items after tax	235	(87)

Attributable to:
Non-controlling interests	-	-
Shareholders' equity	235	(87)

(a) Relates to provisions for investigations by national competition authorities.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	Full Year
	2013	2012 (Restated)
Net profit attributable to shareholders' equity	4,842	4,368
Post tax impact of non-core items	(235)	87

Core profit attributable to shareholders' equity	4,607	4,455

3 SEGMENT INFORMATION - CATEGORIES

Fourth Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	4,651	3,754	1,859	2,298	12,562
2013	4,520	3,472	1,696	2,118	11,806
Change (%)	(2.8)	(7.5)	(8.8)	(7.8)	(6.0)
Impact of:
Exchange rates (%)	(9.3)	(4.9)	(8.1)	(13.7)	(8.7)
Acquisitions (%)	-	-	0.5	0.2	0.1
Disposals (%)	(0.1)	(3.8)	-	-	(1.2)

Underlying sales growth (%)	7.3	1.0	(1.2)	6.5	4.1
Price (%)	1.2	0.4	3.3	1.8	1.4
Volume (%)	6.1	0.6	(4.3)	4.7	2.7

Full Year	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2012	18,097	14,444	9,726	9,057	51,324
2013	18,056	13,426	9,369	8,946	49,797
Change (%)	(0.2)	(7.0)	(3.7)	(1.2)	(3.0)
Impact of:
Exchange rates (%)	(6.8)	(3.8)	(4.7)	(8.6)	(5.9)
Acquisitions (%)	-	-	0.1	0.1	-
Disposals (%)	(0.2)	(3.7)	-	-	(1.1)

Underlying sales growth (%)	7.3	0.3	1.1	8.0	4.3
Price (%)	1.7	0.9	2.9	2.1	1.8
Volume (%)	5.5	(0.6)	(1.8)	5.7	2.5

Operating profit (€ million)
2012 (restated)	2,925	2,601	908	543	6,977
2013	3,078	3,064	851	524	7,517

Core operating profit (€ million)
2012 (restated)	3,085	2,528	908	529	7,050
2013	3,206	2,377	856	577	7,016

Operating margin (%)
2012 (restated)	16.2	18.0	9.3	6.0	13.6
2013	17.0	22.8	9.1	5.9	15.1

Core operating margin (%)
2012 (restated)	17.0	17.5	9.3	5.8	13.7
2013	17.8	17.7	9.1	6.4	14.1

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating profit is calculated as turnover multiplied by core operating margin.

4 SEGMENT INFORMATION - GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	5,021	4,246	3,295	12,562
2013	4,671	3,934	3,201	11,806
Change (%)	(7.0)	(7.3)	(2.9)	(6.0)
Impact of:
Exchange rates (%)	(12.3)	(9.8)	(1.2)	(8.7)
Acquisitions (%)	0.2	-	0.1	0.1
Disposals (%)	(0.6)	(2.4)	(0.5)	(1.2)

Underlying sales growth (%)	6.6	5.2	(1.3)	4.1
Price (%)	2.1	3.2	(2.2)	1.4
Volume (%)	4.4	2.0	0.9	2.7

Full Year	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2012	20,357	17,088	13,879	51,324
2013	20,085	16,206	13,506	49,797
Change (%)	(1.3)	(5.2)	(2.7)	(3.0)
Impact of:
Exchange rate (%)	(8.2)	(6.9)	(1.1)	(5.9)
Acquisitions (%)	-	-	0.1	-
Disposals (%)	(0.3)	(2.6)	(0.6)	(1.1)

Underlying sales growth (%)	7.8	4.6	(1.1)	4.3
Price (%)	2.6	3.5	(1.5)	1.8
Volume (%)	5.0	1.0	0.4	2.5

Operating profit (€ million)
2012 (restated)	2,637	2,432	1,908	6,977
2013	2,765	2,859	1,893	7,517

Core operating profit (€ million)
2012 (restated)	2,667	2,419	1,964	7,050
2013	2,680	2,317	2,019	7,016

Operating margin (%)
2012 (restated)	13.0	14.2	13.7	13.6
2013	13.8	17.6	14.0	15.1

Core operating margin (%)
2012 (restated)	13.1	14.2	14.2	13.7
2013	13.3	14.3	14.9	14.1

Additional geographical information

	Fourth Quarter 2013				Fourth Quarter 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	11,806	4.1	2.7	1.4	12,562	7.8	4.8	2.9
Developed markets	5,069	(1.7)	(0.8)	(0.8)	5,484	4.0	4.1	(0.1)
Emerging markets	6,737	8.4	5.3	2.9	7,078	10.8	5.3	5.2

	Full Year 2013				Full Year 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	49,797	4.3	2.5	1.8	51,324	6.9	3.4	3.3
Developed markets	21,540	(1.3)	(0.5)	(0.8)	22,993	1.6	0.8	0.8
Emerging markets	28,257	8.7	4.8	3.7	28,331	11.4	5.7	5.4

	Fourth Quarter 2013				Fourth Quarter 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	3,934	5.2	2.0	3.2	4,246	11.8	6.9	4.6
North America	1,838	(2.4)	(3.4)	0.9	2,092	12.0	10.9	1.0
Latin America	2,096	12.1	6.7	5.1	2,154	11.6	3.5	7.8

	Full Year 2013				Full Year 2012
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	16,206	4.6	1.0	3.5	17,088	7.9	3.1	4.8
North America	7,953	(1.5)	(2.0)	0.5	8,799	3.8	1.1	2.8
Latin America	8,253	10.7	4.1	6.3	8,289	12.1	5.1	6.7

5 TAXATION

The effective tax rate for the year was 26.4%, the same as 2012. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2013			Full Year 2012 (Restated)
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After Tax
Fair value gains/(losses) on financial instruments	121	(15)	106	(130)	5	(125)
Actuarial gains/(losses) on pension schemes	942	(245)	697	(611)	114	(497)
Currency retranslation gains/(losses)	(980)	(19)	(999)	(307)	(9)	(316)
Other comprehensive income	83	(279)	(196)	(1,048)	110	(938)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2013	2012 (Restated)

Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	4,842	4,368
Average number of combined share units (millions of units)	2,838.1	2,828.8
Combined EPS - basic (€)	1.71	1.54

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	4,842	4,368
Adjusted average number of combined share units (millions of units)	2,924.0	2,915.9
Combined EPS - diluted (€)	1.66	1.50

Core EPS
Core profit attributable to shareholders' equity (see note 2) (€ million)	4,607	4,455
Adjusted average number of combined share units (millions of units)	2,924.0	2,915.9
Core EPS - diluted (€)	1.58	1.53

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposal related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2012 (net of treasury stock)	2,831.8
Net movements in shares under incentive schemes	8.2
Number of shares at 31 December 2013	2,840.0

7 ACQUISITIONS AND DISPOSALS

On 1 October the Group announced that it had completed the sale of its Wish-Bone and Western dressings brands to Pinnacle Foods Inc. for a total cash consideration of approximately $580 million.

On 26 November 2013 the Group completed the sale of its Skippy business in China to Hormel Foods. This follows completion of the sale of the rest of the global Skippy business to Hormel Foods on 31 January 2013.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

€ million	Fair value		Carrying amount
	As at 31 December 2013	As at 31 December 2012	As at 31 December 2013	As at 31 December 2012
Financial assets
Cash and cash equivalents	2,285	2,465	2,285	2,465
Held-to-maturity investments	75	29	75	29
Loans and receivables	104	3	104	3
Available-for-sale financial assets	760	687	760	687
Financial assets at fair value through profit and loss:
Derivatives	294	170	294	170
Other	32	47	32	47
	3,550	3,401	3,550	3,401

Financial liabilities
Preference shares	(114)	(112)	(68)	(68)
Bank loans and overdrafts	(1,067)	(1,347)	(1,067)	(1,346)
Bonds and other loans	(10,162)	(9,458)	(9,594)	(8,479)
Finance lease creditors	(217)	(233)	(204)	(202)
Derivatives	(299)	(126)	(299)	(126)
Other financial liabilities	(269)	-	(269)	-
	(12,128)	(11,276)	(11,501)	(10,221)

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

There were no significant changes in classification of fair value of financial assets and financial liabilities during the period.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2012.

9 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2013 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2690
Per Unilever PLC ordinary share:	£ 0.2222
Per Unilever N.V. New York share:	US$ 0.3654
Per Unilever PLC American Depositary Receipt:	US$ 0.3654

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 17 January 2014.

The quarterly dividend calendar for the remainder of 2014 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q4 2013	21 January 2014	5 February 2014	7 February 2014	12 March 2014
Quarterly dividend - for Q1 2014	24 April 2014	7 May 2014	9 May 2014	11 June 2014
Quarterly dividend - for Q2 2014	24 July 2014	6 August 2014	8 August 2014	10 September 2014
Quarterly dividend - for Q3 2014	23 October 2014	6 November 2014*	7 November 2014	10 December 2014
* For the Q3 2014 dividend, the Ex-dividend date for the NV New York shares and PLC ADRs will be 5 November 2014

US dollar cheques for the quarterly interim dividend will be mailed on 11 March 2014 to holders of record at the close of business on 7 February 2014. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

10 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.